QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 2
TO
SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

FIREPOND, INC.
(Name of Subject Company)

FIREPOND, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

318224 10 2
(CUSIP Number of Class of Securities)

Klaus P. Besier
Chairman, President and Chief Executive Officer
Firepond, Inc.
8009 South 34th Avenue
Minneapolis, MN 55425
(952) 229-2300
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person Filing Statement)

WITH COPIES TO EACH OF:

David M. Pridham, Esq. General Counsel and Secretary Firepond, Inc. 8009 South 34th Avenue Minneapolis, MN 55425 (952) 229-2300	John B. Steele, Esq. McDermott, Will & Emery 28 State Street Boston, MA 02109 Telephone: (617) 535-4000 Facsimile: (617) 535-3800

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        On October 23, 2003, Firepond, Inc. a Delaware corporation ("Firepond"), filed with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Initial Filing") relating to a tender offer commenced by Fire Transaction Sub, Inc. a Delaware corporation and a wholly-owned subsidiary of Jaguar Technology Holdings, LLC, a Delaware limited liability company, on October 23, 2003 to purchase all of the outstanding shares of Firepond's common stock, par value $0.10 per share. Firepond filed Amendment No. 1 to the Initial Filing on October 24, 2003 (the Initial Filing, as amended by such Amendment No. 1, the "Schedule 14D-9"). Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 14D-9.

        This Amendment No. 2 to Schedule 14D-9 amends and supplements the Schedule 14D-9.

        The information in the Schedule 14D-9 is hereby expressly incorporated herein by reference, except as otherwise set forth below.

Item 3. Past Contracts; Transactions Negotiations and Agreements.

        The information set forth in Item 3 is hereby amended and supplemented by adding the following information:

        Employment Agreements.    Firepond has existing employment agreements that contain severance provisions with each of Klaus Besier, Kristi Smith, David Pridham and Sosaburo Shinzo. In the event that the employment of any of the above executives is terminated without cause or if any of such executives resigns for good reason, the executive will be entitled to receive severance payments, which, depending on the individual, range from three months to one year base salary. Ms. Smith and Mr. Pridham will also receive a six-month period of Company-paid COBRA continuation benefits, less the executive's normal individual withholding amount. Under the terms of their agreements, Mr. Besier is entitled to one year's salary, and Mr. Pridham and Ms. Smith are entitled to six month's salary and COBRA continuation benefits, less the executives normal individual withholding amount. Mr. Shinzo is entitled to receive three months written notice of termination of employment from the Company and Mr. Shinzo is required to give three months written notice of resignation to the Company; provided, however, that in the event of a change of control of the Company in which Mr. Shinzo's position is eliminated and he is not offered an equivalent position, the termination notice period from the Company changes from three months to six months.

        Directors of Firepond Following Consummation of the Offer.    Each of the current members of Firepond's board of directors, including Klaus Besier, will resign upon consummation of the Offer and will no longer be directors of Firepond. Jaguar will appoint new members to the board of directors following consummation of the Offer. However, if Jaguar waives the minimum condition to the Offer, the Merger Agreement provides that, upon the purchase of and payment for Shares representing a majority of the outstanding Shares by the Purchaser pursuant to the Offer, Jaguar will be entitled to designate such number of directors on the Board, rounded down to the next whole number, as is equal to the product obtained by multiplying the total number of directors on the Board by the percentage that the number of Shares beneficially owned by Jaguar and its affiliates bears to the total number of Shares then outstanding. In that event, until the Effective Time of the Merger, Firepond is entitled to have its Board of Directors maintain at least two directors who are currently directors of Firepond.

Item 4. The Solicitation or Recommendation.

        The information set forth in Item 4. in the section entitled "Recommendation of the Board" is hereby amended and supplemented as follows:

        1.     The third paragraph of the subsection entitled "(i) Background of the Offer; Contacts with Jaguar" is deleted and replaced with the following:

          "On July 19, 2002, Firepond entered into an agreement with the investment banking firm to assist with the potential transaction. The investment banking firm was engaged solely to assist Firepond in evaluating the potential transaction presented to the Board in June 2002 and not to assist Firepond with evaluating other strategic transactions."

        2.     The fifth paragraph of the subsection entitled "(i) Background of the Offer; Contacts with Jaguar" is deleted and replaced with the following:

          "On August 20, 2002, the Board authorized the engagement of a different national investment banking firm to act as Firepond's financial advisor in evaluating a range of strategic alternatives. The Board determined that a new investment banking firm could provide Firepond with a broader scope of services and more strategic advice on transactions than the prior investment banking firm. Initially, the investment banking firm was asked to assist Firepond in evaluating various strategic alternatives, including the potential for a business combination transaction. Following that evaluation, Firepond's management and the investment banking firm began the process of identifying potential merger partners and preparing materials describing Firepond's business."

        3.     The eighth from the last paragraph of the subsection entitled "(i) Background of the Offer; Contacts with Jaguar" is deleted and replaced with the following:

          "On October 3, 2003, Durham Investments, LLC, an affiliate of TSD Investments, LLC, provided Firepond with a draft Financing Commitment Letter pursuant to which Durham Investments, LLC, subject to certain terms and conditions, would agree to provide funding to allow Jaguar to complete the Offer. Firepond had been informed that Durham Investments, LLC would provide the financing to Jaguar to consummate the transaction. Acclaim informed Firepond that, although Acclaim had initially been negotiating the terms of the transaction, it was acting as an advisor to Jaguar, and Jaguar would be the entity consummating the Offer."

        4.     The third from the last paragraph of the subsection entitled "(i) Background of the Offer; Contacts with Jaguar" is deleted and replaced with the following:

          "On October 7, 2003, the Board met to review and consider the Jaguar proposal. Mr. Besier updated the Board on the status of negotiations with Jaguar, and McDermott, Will & Emery summarized the terms of the merger agreement as presently proposed, including the final purchase price of $3.16 per share. Thereafter, Houlihan Lokey Howard & Zukin reviewed with the Board its financial analysis of the consideration payable in the Offer and the Merger and rendered its oral opinion, subsequently confirmed in writing, that, as of October 7, 2003, and based upon the reviews, analyses and inquiries, and subject to the qualifications and assumptions, identified in its opinion, the consideration to be received by the public stockholders of the Company in connection with the Offer and the Merger is fair to them from a financial point of view. The Board then considered the possibility of remaining independent and pursuing other strategic transactions. The Board also considered the comprehensive sale processes undertaken to ensure that these were the best terms available to Firepond. After discussion among the participants in the meeting to address questions from the Board, the Board with the affirmative vote of all Directors present (with one director, Mr. Rubino, not in attendance), approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, determined that the terms of the Offer and the Merger are fair to, and in the best interests of, Firepond and its stockholders, recommended that the stockholders of Firepond accept the Offer and tender their Shares to the Purchaser pursuant to the Offer, determined that the Merger Agreement is advisable and recommended that the stockholders of Firepond approve the Merger Agreement, to the extent such approval is required by applicable law. The Board also approved a number of ancillary matters in connection with the Offer and the Merger, including entering into the Tender and Voting Agreement and the Indemnification Agreements discussed above, terminating the Company's stock option plans upon consummation of the Merger, and authorizing management to take the procedural actions necessary to further the transactions contemplated by the Merger Agreement, including preparing and filing documents with the Securities and Exchange Commission, calling a special meeting of stockholders and preparing and filing documents to effect the Merger with the Secretary of State of the State of Delaware."

        5.     The second bullet point of the subsection entitled "(ii) Reasons for the Recommendation of the Board of Directors" is deleted and replaced with the following:

  "•
  The cash that could be distributed to the Company's stockholders in the event of a liquidation of the Company would likely be less than the Offer Price because of the Company's actual and potential contingent liabilities, including those associated with the Company's pending litigation with General Motors, and the expenses associated therewith. Because of the nature of the Company's actual and potential contingent liabilities, the Board of Directors was unable to determine the actual amounts, if any, that could be distributed to the Company's stockholders in the event of a liquidation of the Company."

        6.     The third bullet point of the subsection entitled "(ii) Reasons for the Recommendation of the Board of Directors" is deleted and replaced with the following:

  "•
  Current financial market conditions significantly restrict the Company's ability to raise additional funds by accessing the public capital markets.

  •
  Although, the trading price of the Shares ranged from a high of $3.90 to a low of $2.10 during the twelve-months prior to the execution of the Merger Agreement, the Board of Directors believed that the trading price of the Shares would likely continue to decrease given the continuing challenges faced by the Company and the lack of positive momentum in its business."

        7.     The fifth bullet point of the subsection entitled "(ii) Reasons for the Recommendation of the Board of Directors" is deleted and replaced with the following:

  "•
  Other continuing challenges facing the Company as an independent company, including (i) the likely adverse effect that the Company's small market capitalization, limited trading volume and limited research coverage has had and may have in the future on the value of the Shares in the trading markets, and (ii) the ongoing cost to maintain the Company as a public entity, including costs of providing audited financial statements and other information to shareholders and retaining independent directors. For example, in the fiscal year ended October 31, 2003, the Company recorded expenses of approximately $210,000 of audit-related costs, $90,000 of legal costs, $950,000 of insurance costs and an estimated $450,000 in other expenses directly related to satisfying their reporting and other obligations under the Securities Exchange Act of 1934, as amended, and the Company anticipates that those costs would increase significantly in the fiscal year ended October 31, 2004."

        8.     The tenth bullet point of the subsection entitled "(ii) Reasons for the Recommendation of the Board of Directors" is deleted and replaced with the following:

  "•
  The Company did not receive any other offers to purchase the Company for a per share price in excess of the $3.16 offered by the Purchaser and the Board's belief that the Offer and

    Merger offered value superior to any other offer that could have reasonably been expected to result from any other indication of interest received by the Company."

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

        Item 5 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

        "Neither Firepond nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Firepond on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of Firepond, for which services no additional compensation will be paid.

        The Company engaged Houlihan Lokey Howard and Zukin to evaluate the fairness of the consideration, from a financial point of view, to Firepond's stockholders. Pursuant to the terms of the engagement, Firepond has paid Houlihan Lokey Howard and Zukin a fee of $225,000. Firepond has also agreed to reimburse Houlihan Lokey Howard and Zukin for certain out-of-pocket expenses, including fees and expenses of counsel, it incurs in connection with its engagement and to indemnify Houlihan Lokey Howard and Zukin against certain liabilities in connection with its engagement, including liabilities under U.S. federal securities laws."

Item 6. Interest in Securities of the Subject Company.

        Item 6 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

        "Except with respect to the transactions contemplated by the Tender and Voting Agreements discussed in Item 3 above, no transactions in Shares have been effected during the past sixty days by Firepond or any subsidiary of Firepond or, to the knowledge of Firepond, by any executive officer, director or affiliate of Firepond."

Ownership of Common Stock by Firepond's Executive Officers, Directors and Principal Stockholders.

        Footnote (3) on page B-17 is hereby amended and restated in its entirety as follows:

        "Consists of 251,756 shares held by GAP Coinvestment Partners, L.P. ("GAPCO"); 12,457 shares held by GAP Coinvestment Partners II, L.P. ("GAPCO II"), including 530 shares underlying warrants exercisable within sixty days of October 15, 2003; 1,061,984 shares held by General Atlantic Partners 40, L.P. ("GAP 40"); 282,211 shares held by General Atlantic Partners 46, L.P. ("GAP 46"); 57,657 shares held by General Atlantic Partners 52, L.P. ("GAP 52") and 2,469 shares underlying warrants held by General Atlantic Partners 59, L.P. ("GAP 59") exercisable within sixty days of October 15, 2003. GAPCO, GAPCO II, GAP 40, GAP 46, GAP 52 and GAP 59 are part of an affiliated group of investment partnerships referred to, collectively, as entities associated with General Atlantic Partners, LLC ("GAP"). The general partner of GAP 40, GAP 46, GAP 52 and GAP 59 is GAP. The managing members of GAP are Steven A. Denning, Peter L. Bloom, David C. Hodgson, William O. Grabe, William E. Ford, Clifton S. Robbins, Franchon M. Smithson, Matthew Nimetz, Mark F. Dzialga, Klaus Esser, Rene M. Kern and John Wong (collectively, the "GAP Managing Members"). The GAP Managing Members (other than Mr. Esser) are the general partners of GAPCO and GAPCO II. By virtue of the fact that the GAP Managing Members (other than Mr. Esser) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO and GAPCO II, each of GAPCO, GAPCO II, GAP 40, GAP 46, GAP 52 and GAP 59 may be deemed to share voting power and the power to direct the disposition of the shares which each of them owns of record. The GAP Managing Members (other than Mr. Esser) are the general partners of GAPCO and GAPCO II. The address for each of these entities is c/o General Atlantic Service Corporation, 3 Pickwick Plaza, Greenwich, Connecticut 06830."

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIREPOND, INC.
Dated: November 14, 2003	By:	/s/ KRISTI SMITH
	Name:	Kristi Smith
	Title:	Chief Financial Officer

QuickLinks

  Item 3. Past Contracts; Transactions Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
SIGNATURE